MATERIAL CHANGE REPORT

FORM 51-102F3

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:	REPORTING ISSUER

Fronteer Gold Inc. ("Fronteer")
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

ITEM 2:	DATE OF MATERIAL CHANGE

February 1, 2011

ITEM 3:	NEWS RELEASE

News releases in respect of the material change were issued by Fronteer on December 17, 2010 and February 1, 2011. A copy of each such news release is attached to this report as Schedule A and Schedule B, respectively.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On February 1, 2011, Fronteer and Aurora Energy Resources Inc. ("Aurora"), a wholly owned subsidiary of Fronteer, completed a previously announced asset purchase transaction with Paladin Energy Ltd. ("Paladin") and 0897974 B.C. Ltd. (the "Buyer"), a wholly owned subsidiary of Paladin, in which Aurora sold substantially all of the uranium assets and mineral exploration business of Aurora (the "Aurora Business") to the Buyer for consideration of 52,097,937 newly issued ordinary shares in the capital of Paladin (the "Transaction").

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On February 1, 2011, Fronteer and Aurora completed a previously announced Transaction with Paladin and the Buyer, in which Aurora sold the Aurora Business to the Buyer for consideration of 52,097,937 newly issued ordinary shares in the capital of Paladin.

The Transaction represents the divestiture by Fronteer of a non-core asset, allowing Fronteer to focus on its stated goal of becoming a significant gold producer in Nevada. Fronteer is now the largest Paladin shareholder, holding approximately 6.7% of Paladin's issued and outstanding ordinary shares. The Transaction provides Fronteer with the option of maintaining exposure to the uranium price through a meaningful shareholding in a high-quality diversified uranium producer and deploying its Paladin capital as required to build out Fronteer's Nevada gold projects.

For further details, please see the news releases attached as Schedule A and Schedule B hereto.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Fronteer is knowledgeable about the material change and this report:

Sean Tetzlaff
Chief Financial Officer, Vice President Finance and Corporate Secretary
604-632-4677

ITEM 9:	DATE OF REPORT

DATED at Vancouver, British Columbia this 1st day of February, 2011.

by	s/Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer, Vice
President Finance & Corporate
Secretary

SCHEDULE A

NEWS RELEASE 10-44	DECEMBER 17, 2010

FRONTEER GOLD ENTERS INTO AGREEMENT TO SELL ITS URANIUM ASSETS TO PALADIN ENERGY

Fronteer Gold Inc. (FRG - TSX/NYSE Amex) announces today it has entered into an Asset Sale Agreement under which Paladin Energy Ltd. (PDN – ASX/TSX) will acquire 100% of the uranium assets of Aurora Energy Resources Inc., a wholly owned subsidiary of Fronteer Gold.

Under the terms of the Agreement, Fronteer Gold will receive 52.1 million common shares of Paladin valued at C$260.87 million, calculated using the recent five-day volume weighted average price of Paladin common shares on the TSX. Upon closing, Fronteer Gold will be the largest Paladin shareholder at approximately 6.7% . Closing of the transaction is expected in the first quarter 2011 and remains subject to applicable regulatory approvals, including approval of the TSX.

This transaction is consistent with Fronteer Gold's stated goal of becoming a significant gold producer in Nevada, and allows management to focus time and resources on advancing the company's recently consolidated flagship Long Canyon project and wholly owned Northumberland project.

"This transaction crystallizes significant value for Fronteer Gold's uranium assets," says Mark O'Dea, President and CEO of Fronteer Gold. "Paladin is uniquely positioned to advance Aurora's Michelin Project by virtue of their demonstrated development skills, excellent financial strength and strong track record of social and environmental stewardship in communities in which they operate. With this world-class project added to their development pipeline, we believe Paladin will have one of the most exciting production growth profiles in the uranium industry. This transaction gives us the option of maintaining exposure to the uranium price through a meaningful shareholding in a high-quality, diversified uranium producer. Ultimately, this capital will be deployed to build out our Nevada gold projects, leaving our company in an exceptionally strong strategic and financial position."

John Borshoff, Managing Director and CEO of Paladin comments: "We welcome Fronteer Gold as our largest shareholder and acknowledge the quality of work completed moving Aurora's uranium assets forward. Paladin remains one of the few independent global uranium producers and this acquisition provides geographic diversification and a world-class asset located in Canada, a leader in global uranium production. Paladin plans to advance these assets in accordance with our communicated growth strategies, thus benefiting all shareholders, customers and the stakeholders of Nunatsiavut, Newfoundland and Labrador."

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada. We also have a 40% interest in Halilaga, an emerging copper-gold porphyry deposit in northwestern Turkey. For further information on Fronteer Gold, visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
John Dorward, VP, Business Development
Patrick Reid, Senior Director, Institutional Marketing
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, potential type of mining operation and timing and size of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold's Annual Information form and Fronteer Gold's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

SCHEDULE B

NEWS RELEASE 11-04	FEBRUARY 1, 2011

FRONTEER GOLD COMPLETES SALE OF URANIUM ASSETS TO PALADIN ENERGY

Fronteer Gold Inc. (FRG - TSX/NYSE Amex) announces today that it has completed the sale of 100% of the uranium assets of Aurora Energy Resources Inc., a wholly owned subsidiary of Fronteer Gold, to Paladin Energy Ltd. (PDN – ASX/TSX) pursuant to an Asset Sale Agreement which was entered into on December 17, 2010.

Under the terms of the completed Agreement, Fronteer Gold will receive 52.1 million common shares of Paladin. Fronteer Gold is now the largest Paladin shareholder at approximately 6.7% .

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada. We also have a 40% interest in Halilaga, an emerging copper-gold porphyry deposit in northwestern Turkey. For further information on Fronteer Gold, visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
John Dorward, VP, Business Development
Patrick Reid, Senior Director, Institutional Marketing
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, potential type of mining operation and timing and size of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.